

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Via E-mail
Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Blvd. #802
Vienna, Virginia 22182

> **Re: CEL-SCI Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 25, 2013**
> **File No. 001-11889**

Dear Mr. Kersten:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        William T. Hart, Esq.
        Hart & Trinen
        1624 Washington Street
        Denver, Colorado 80203